Exhibit 99.1

22 February 2012

Dear Security holder,

FY12 Interim Dividend

On 17 February 2012 the Sims Metal Management Board announced its FY12 half-year results and determined that it will pay an unfranked interim dividend of 10 cents per share on 10 April 2012 (payment date) to shareholders holding Sims Metal Management shares on 22 March 2012 (record date).

The Board also suspended the Dividend Reinvestment Plan (DRP).

As you are currently participating in the DRP, you will receive payment rather than shares in relation to this interim dividend. If you wish to receive dividend payment by direct credit rather than cheque and have not already supplied your banking details (or wish to refresh them) could you please complete the enclosed direct credit form and return it to the Company’s share registry, Computershare Limited, in the enclosed reply paid envelope. Please note that payment instructions must be received by 22 March 2012 otherwise you will receive a cheque.

Details of the FY12 half-year results can be downloaded from our website at www.simsmm.com

Yours sincerely

/s/ Frank Moratti
Frank Moratti Group Company Secretary